Mail Stop 4561

May 24, 2006

Darwin Hu
Syscan Imaging, Inc.
1772 Technology Drive
San Jose, CA 95110

> **Re: Syscan Imaging, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **File No. 000-25839**

Dear Mr. Hu:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005

Consolidated Statements of Operations, page F-3

1.   We note from your disclosure on pages 34 and F-17 that stock-based compensation cost of $2.8 million represents a non-cash charge as a result of granting 3.7 million options to certain executive officers and key employees at less than the fair market value on the date of grant. In addition, we note that the options were granted in connection with employment agreements and vest over a two-year period ending April 2, 2007. Tell us your basis for recognizing the entire intrinsic value of these options on the grant date. In this regard, compensation cost should be recognized over the period in which the requisite

service is performed. Refer to paragraphs 12 through 15 of APB 25. In addition, we note that these costs are classified in Other income (expense) on your statements of operations. We note similar classification of stock-based compensation costs in your Form 10-QSB for the quarterly period ended March 31, 2006. Since these costs appear to relate to compensation of your employees, these costs should be classified within the line items of operating expenses to which the compensation cost relates. Revise accordingly or tell us why a revision is not necessary.

2.   We note from pages 35 and F-15 that total issuance costs of $526,500 incurred in connection with the sale of preferred stock in 2005 was charged to other expense. The offering costs should be charged against the gross proceeds of the private placement. Refer to SAB Topic 5A. Revise accordingly or tell us why a revision is not necessary.

3.   Tell us the nature of "write-back of provision for bad debts" and "loss on disposal of fixed assets" included in other income (expense) in 2004. Explain why classification outside of operating activities is appropriate. Cite the authoritative accounting literature relied upon in your presentation.

Item 8A. Controls and Procedures, page 40

4.   Please tell us whether the Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is also accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In your response, also address your assessment in your Form 10-QSB for the quarterly period ended March 31, 2006.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Notes to Condensed Consolidated Financial Statements

Note 11 – Restatement of March 31, 2005 Interim Results for Correction of an Error, page 13

5.   We note that the financial statements for the three months ended March 31, 2005 have been restated to account for the preferred stock issued on March 15, 2005 pursuant to SFAS 133 and EITF 00-19. Tell us when the error was discovered and what consideration you gave to amending your Form 10-QSBs for each of the

quarterly periods in 2005. Also indicate what consideration was given to your disclosure requirements under Item 4.02 of Form 8-K to report that these previously issued financial statements should no longer be relied upon.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief